UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On June 4, 2024, ZK International Group Co., Ltd. (the “Company”) notified ZH CPA, LLC (“ZH CPA”), the independent registered public accounting firm, of its decision to terminate ZH CPA as the Company’s auditor.

(ii)	As of the date of this report, ZH CPA has not issued any financial report or financial statements to the Company.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

(iv)	During the Company’s two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 4, 2024, the date of dismissal, (a) there were no disagreements between the Company and ZH CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ZH CPA, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On June 6, 2024, the Company provided ZH CPA with a copy of this Report on Form 6-K and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

Approved by he Audit Committee and the Board of Directors of the Company, Fortune CPA, Inc. (“Fortune CPA”) was appointed as its new independent registered public accounting firm to audit the Company’s financial statements, effective on June 2, 2024. During the two most recent fiscal years ended September 30, 2023 and 2022 and any subsequent interim periods through June 2, 2024, the date of the engagement of Fortune CPA, neither the Company, nor someone on its behalf, has consulted Fortune CPA regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

ZH CPA has confirmed that they would cooperate with Fortune CPA on the Company’s the Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The Company has communicated with Fortune CPA and is confident to file the Annual Report on Form 20-F on or before August 13, 2024.

Exhibit Index

Exhibit No.	Description
16.1	Letter from ZH CPA, LLC addressed to the U.S. Security Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board